AMENDED OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING LIMITED PARTNERSHIP UNITS
OF
REEVES TELECOM LIMITED PARTNERSHIP
(INCLUDING UNEXCHANGED SHARES OF REEVES TELECOM CORPORATION,
THE PARTNERSHIP’S PREDECESSOR)
AT
$1.50 NET PER UNIT
BY
REEVES TELECOM ACQUISITION CORP.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN
DAYLIGHT TIME, ON FRIDAY, SEPTEMBER 8, 2006, UNLESS THE OFFER IS EXTENDED.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN
DAYLIGHT TIME, ON FRIDAY, SEPTEMBER 8, 2006, UNLESS THE OFFER IS EXTENDED.

Reeves Telecom Acquisition Corp. (“RTAC”) is offering to purchase any and all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a purchase price of $1.50 per Unit, net to the seller in cash, without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in this amended offer to purchase (the “Amended Offer to Purchase”) and the related amended Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer applies also to shares of common stock (the “Shares”) of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. In this Offer, all references to Units shall include Shares and all references to Unit holders or Unit certificates shall include Share holders and Share certificates, respectively, unless otherwise stated.

The President and sole shareholder of RTAC is John S. Grace. Mr. Grace is also deemed, under the rules of the Securities and Exchange Commission, to be making this Offer, and he and RTAC are together referred to herein as the “Offerors;” however, only RTAC will purchase Units in this Offer. The general partner of the Partnership is Grace Property Management, Inc., all of the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the Offerors may be deemed to be “affiliates,” as that term is defined in the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Partnership and its general partner.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISISON, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISISON PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL

Only Units properly tendered and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the Offer. Units not properly tendered in the Offer will be returned to the tendering Unit holders at RTAC’s expense promptly after the expiration of the Offer. See Sections 1 and 3.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.

The Units are not listed on any securities exchange, and are traded over-the-counter only sporadically. The last trade over-the-counter of which the Offerors are aware was at $1.60 per Unit on July 13, 2006. See Section 7.

Questions and requests for assistance, and requests for additional copies of this Amended Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, or any document incorporated herein by reference, may be directed to the Information Agent at the following telephone numbers:

MELLON INVESTOR SERVICES LLC
Toll Free Number (within the U.S., Canada or Puerto Rico) : 1-877-870-8964
Outside the U.S.: 1-201-680-6654 (Collect)

IMPORTANT

If you wish to tender all or any part of your Units in this Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and deliver the Letter of Transmittal together with the certificates representing tendered Units and all other required documents to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), or tender such Units pursuant to the procedure for book-entry transfer set forth in Section 3, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you. If your Units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such person if you desire to tender your Units.

If you wish to tender Units and your certificates for Units are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the expiration of the Offer, your tender may be effected by following the procedures for guaranteed delivery set forth in Section 3, “Procedure for Tendering Shares — Guaranteed Delivery.”

If you hold certificates for Shares which you have not exchanged for Units and you wish to tender the unexchanged Shares in this Offer, you should surrender your Share certificates and complete the Letter of Transmittal in exactly the same way as if you held and wished to tender Units.

Neither the Offerors, the Partnership, the Partnership’s general partner nor the Depositary makes any recommendation to you as to whether to tender all or any Units or to refrain from tendering. You must make your own decision as to whether to tender Units and, if so, how many Units to tender. In so doing, you should read carefully the information in this Amended Offer to Purchase and the related Letter of Transmittal, including our reasons for making the Offer.

The Offer is not being made to (nor will any tender of Units be accepted from or on behalf of) Unit holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Units therein would not be in compliance with the laws of such jurisdiction. However, the Offerors may, at their discretion, take such action as they may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Unit holders in such jurisdiction.

August __, 2006

SUMMARY TERM SHEET

This summary term sheet is provided for your convenience. It highlights the most material information in this document pertaining to the terms of the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent described in this document. You are urged to read the entire document and the related Letter of Transmittal because they contain the full details of the Offer. References to the sections of this document where you will find a more complete discussion are included in this summary term sheet.

WHO IS OFFERING TO PURCHASE MY UNITS?

Reeves Telecom Acquisition Corp. is offering to purchase the limited partnership units of Reeves Telecom Limited Partnership. RTAC is wholly-owned by John S. Grace, who is also its President. Mr. Grace and RTAC may be deemed to be affiliates of the Partnership and its general partner. Mr. Grace is also deemed to be making the Offer by reason of his control of RTAC; however, only RTAC will purchase Units in this Offer. RTAC has had limited business activity, serving primarily as a holding company for certain of Mr. Grace’s investments.

WHAT WILL BE THE PURCHASE PRICE FOR THE UNITS? WHAT WILL BE THE FORM OF PAYMENT?

Unit holders whose Units are purchased in this Offer will be paid $1.50 per Unit in cash, without interest, promptly after the expiration of the Offer. Under no circumstances will interest be paid on the Purchase Price, even if there is a delay in making payment. See Section 1.

HOW MANY UNITS ARE OUTSTANDING?

As of June 30, 2006, there were 1,174,533 Units issued and outstanding and 67,029 Shares which have not been exchanged for Units. If all such Shares had been exchanged, at such date there would have been 1,811,562 Units outstanding. See Section 1.

HOW MANY UNITS WILL WE PURCHASE?

We will purchase any and all Units validly tendered in this Offer which are not withdrawn prior to the expiration date. In addition, if we elect to initiate a subsequent offering period following the expiration of this Offer, we will purchase any and all Units that we receive during the subsequent offering period at the same price of $1.50 net per Unit in cash. This Offer is not conditioned on any minimum number of Units being tendered. See Sections 6 and 13.

WHAT IF I HOLD CERTIFICATES FOR SHARES OF REEVES TELECOM CORPORATION?

The Corporation was liquidated pursuant to a 1979 plan of liquidation, as amended. Pursuant to the plan of liquidation, each Share was exchanged for one limited partnership unit of the Partnership. Although not all holders of Shares have exchanged their Share certificates for Units, since the liquidation, the Partnership has treated holders of certificates for Shares exactly as if the holders had exchanged their Share certificates for Units. If you hold certificates for Shares which you have not exchanged for Units and you wish to tender the unexchanged Shares in this Offer, you should surrender your Share certificates and complete the Letter of Transmittal in exactly the same way as if you held and wished to tender Units. See Section 1. All the terms of this Offer apply equally to holders of certificates for Shares.

i

HOW WILL WE PAY FOR THE UNITS?

Assuming all 1,764,302 Units and Shares held by non-affiliates of the Offerors are purchased in this Offer at the Purchase Price of $1.50 per Unit or Share, $2,646,453 will be required to purchase all of such Units and Shares. RTAC has sufficient liquid capital for purposes of purchasing the Units and Shares and payment of related expenses. This Offer is not conditioned upon the receipt of financing. See Sections 6 and 8.

HOW LONG DO I HAVE TO TENDER MY UNITS? WHEN DOES THE OFFER EXPIRE?

You may tender your Units until this Offer expires. This Offer will expire on Friday, September 8, 2006, at 5:00 p.m., Eastern Daylight Time, unless we extend it. See Section 1. If a bank, broker or other fiduciary holds your Units, it is likely that they will impose an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, bank or other fiduciary to find out their deadline. We may choose to extend this Offer for any reason, subject to applicable laws. There may also be a subsequent offering period, although there can be no assurance that we will initiate a subsequent offering period. See Section 13.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

We will issue a press release by 9:00 a.m., Eastern Daylight Time, on the business day after the previously scheduled expiration date if we decide to extend this Offer. See Section 13.

WHAT IF I HAVE ALREADY TENDERED MY UNITS UNDER THE OFFER?

You do not have to take any action regarding any Units previously validly tendered and not withdrawn if you continue to desire to tender your Units. If the Offer is completed, these Units will be accepted for payment and you will receive the Purchase Price of $1.50 net per Unit in cash, unless you withdraw your Units prior to the expiration date of the Offer.

ARE THERE ANY CONDITIONS TO THE OFFER?

Yes. RTAC’s obligation to accept and pay for your tendered Units depends upon a number of conditions, including:

•	No legal action shall be pending, or shall have been threatened or taken, that might adversely affect this Offer.

•	No commencement or escalation of a war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism.

•
No significant decrease in the value of the Units or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets shall have occurred during this Offer.

•
No one shall have proposed, announced or made a tender or exchange offer for more than 5% of the Units (other than this Offer and the tender offer by certain affiliates of MacKenzie described below), merger, business combination or other similar transaction involving the Partnership.

•
No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Units (other than anyone who publicly disclosed such ownership in a filing with the SEC prior to June 14, 2006 and other than certain affiliates of MacKenzie described below). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding Units, other than certain affiliates of MacKenzie described below. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Partnership or its securities.

•	No change in the Partnership’s general partner, whether by replacing or removing the current general partner or by adding a general partner.

•
No material adverse change in the Partnership’s business, condition (financial or otherwise), assets, income, operations, prospects, treatment for tax purposes, or Unit ownership shall have occurred during this Offer.

•	No material adverse change in the Offerors, such as the death or disability of Mr. Grace.

However, we may waive, in whole or in part, any of these conditions. See Section 6.

HOW DO I TENDER MY UNITS?

To tender your Units, before the Offer expires:

•
You must deliver your certificates for Units and a properly completed and executed Letter of Transmittal to the Depositary at one of the addresses set forth on the back cover of this Amended Offer to Purchase;

•	The Depositary must receive a confirmation of receipt of your Units by book-entry transfer and a properly completed and duly executed Letter of Transmittal; OR

•	You must comply with the guaranteed delivery procedures described in Section 3.

To tender Units held for your benefit through a broker, bank or other fiduciary, you will need to follow the instructions you receive from that institution. It is likely that your bank, broker or other fiduciary holding your Units will impose a deadline prior to the expiration date of the Offer for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, bank or other fiduciary to find out their deadline. See Section 3.

ONCE I HAVE TENDERED UNITS IN THIS OFFER, CAN I WITHDRAW MY TENDER?

Yes. You may withdraw any Units you have tendered at any time before 5:00 p.m., Eastern Daylight Time, on Friday, September 8, 2006, unless we extend this Offer, in which case you may withdraw tendered Units until this Offer, as so extended, expires. If we elect to initiate a subsequent offering period following the expiration of the Offer, any Units received by us during the subsequent offering period may not be withdrawn. See Sections 4 and 13.

HOW DO I WITHDRAW UNITS I PREVIOUSLY TENDERED?

You must deliver, on a timely basis, a written, telegraphic or facsimile notice of your withdrawal to the Depositary at one of the addresses appearing on the back cover page of this document. Your notice of withdrawal must include the number of Units to be withdrawn and the name of the registered holder of those Units. In addition, your signature on the notice may have to be guaranteed. See Section 4.

WHEN WILL I BE PAID FOR THE UNITS I TENDER?

RTAC will pay the Purchase Price, net to you in cash, without interest, for the Units (including Shares for which certificates have not been exchanged for Units) promptly after the expiration of this Offer and the acceptance of the Units for payment. See Section 5.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS, A STOCK TRANSFER TAX, OR ANY OTHER COST IF I TENDER MY UNITS?

If you are a registered Unit holder and you tender your Units directly to us, you will not have to pay or incur any brokerage commissions on the Units tendered and purchased by us under this Offer. See Section 2. If you instruct us in the Letter of Transmittal to make the payment for the Units to the registered holder, you will not incur any stock transfer tax on the Units tendered and purchased under this Offer. See Section 5. If you hold Units through a broker, bank or other fiduciary, including a discount broker, you may be required by such institution to pay them a service fee or other charge.

WHOM CAN I TALK TO IF I HAVE QUESTIONS?

Mellon Investor Services LLC is serving as the Information Agent for the Offer. If you have any questions concerning the Offer, you may contact the Information Agent at the telephone numbers and addresses set forth on the back cover of this document.

SPECIAL FACTORS

In considering whether to tender your Units in this Offer, we strongly urge that you consider the special factors summarized below. This summary is provided for your convenience, but you should understand that it does not describe all of the details of the special factors to the same extent described in this document. You are urged to read the entire document. References to the sections of this document where you will find a more complete discussion are included in this summary of special factors.

WHY ARE WE MAKING THIS OFFER?

On April 26, 2006, certain affiliates of MacKenzie Patterson Fuller, LP (“MacKenzie”) made a tender offer for all the Units of the Partnership at a price of $0.50 per Unit, as described below (the “MacKenzie Offer”). The MacKenzie Offer, as extended, expired on June 16, 2006. We believe that a price of $0.50 per Unit undervalues the Units significantly. Therefore, we commenced this Offer on June 14, 2006 to provide Unit holders an opportunity to sell any or all of their Units at a higher price and without the usual transaction costs associated with open market sales. However, we do not represent or believe that a price of $1.50 per Unit is the fair market value or liquidation value of the Units. We expect to earn a profit upon the eventual sale of the Units, through distributions by the Partnership or upon the liquidation of the Partnership. See Section 2.

WHAT ALTERNATIVES TO THE OFFER WERE CONSIDERED?

Each of the following alternatives to the Offer were considered:

•	An offer by the Partnership to purchase Units in a self-tender offer.

•	Purchasing Units in the open market.

•	A cash distribution by the Partnership to Unit holders.

•	A sale of the Partnership or substantially all of its assets.

•	Taking no action during or after the expiration of the MacKenzie Offer

Each of the alternatives were ultimately rejected due to the cost and/or length of time involved to achieve, or the uncertainty of achieving, the desired result, or because it would have been an imprudent use of the Partnership’s cash in view of the potential obligations that the Partnership may face. See Section 7.

HAVE THE OFFERORS DETERMINED THAT THE OFFER IS FAIR TO UNIT HOLDERS?

We are unable to conclude that the Offer and the Purchase Price are fair to Unit holders not affiliated with us. In making such determination, we considered a number of factors, including actual or possible conflicts of interest. Among the factors that we considered were the growth prospects of the Partnership and the long-term value of the Units. We did not assign any relative weights to any of these factors. We are not making any recommendation to any Unit holder as to whether or not that Unit holder should or should not tender his/her Units in the Offer. We have not performed a liquidation analysis of the Partnership, nor have we received any report, opinion or appraisal from an outside party as to the fairness of the Offer. See Section 7.

HOW WAS THE PURCHASE PRICE DETERMINED?

We considered a number of factors in setting the Purchase Price, but we set the Purchase Price without reference to any particular factor. Among the factors we considered were the lack of a public market for the Units, the amount of cash and short-term Treasuries held by the Partnership, the Partnership’s real estate assets and their appraised value, the lack of distributions by the Partnership, a possible sale of a material amount of the Partnership’s land, and the MacKenzie Offer. We have not determined $1.50 per Unit to be a fair offer price, nor have we obtained an independent appraisal or opinion to support our Purchase Price. See Section 7.

WHAT IS THE RECENT MARKET PRICE OF MY PARTNERSHIP UNITS?

There is not an active market for the Units. The Units are not listed on any national securities exchange. Quotations on the NASDAQ computerized over-the-counter quotation system and other over-the-counter markets have been virtually non-existent. Since June 14, 2006, however, the Units have been quoted, albeit sporadically, in the over-the-counter market. On July 28, 2006, the Units were quoted at $1.70 per Unit “bid” with no “asked,” meaning that on that date a “market maker” was willing to buy a limited number of Units at $1.70 per Unit but that no “market maker” indicated a price per Unit at which they were willing to sell Units. Transactions involving Units have occurred only sporadically in the over-the-counter market. The last transaction of which the Partnership is aware occurred on July 13, 2006 at $1.60 per Unit. See Section 7.

ARE THERE OTHER FACTORS THAT UNIT HOLDERS SHOULD CONSIDER IN CONNECTION WITH THIS OFFER?

Before tendering their Units, Unit holders should consider what they might otherwise receive upon a sale of the Units to another party in a subsequent tender offer or otherwise or in distributions during the life of the Partnership or upon its liquidation. The amount that each Unit holder might receive in such a situation could be higher or lower than $1.50 per Unit. They should also consider, among other matters, the tax consequences of tendering their Units, the conditions to the Offer, that the Partnership may not continue as a publicly-reporting company, the business prospects of the Partnership, and other factors specific to their financial position. See Sections 7 and 12,

FOLLOWING THIS OFFER, WILL THE PARTNERSHIP CONTINUE AS A PUBLIC COMPANY?

The Partnership is a reporting company under Section 12(g) of the Exchange Act because the Units are held by a sufficient number of holders. That means that the Partnership must file annual, quarterly and other reports with the SEC, which reports are publicly available. If, as a result of this Offer, the number of registered Unit holders is

v

reduced to below 300, then the Partnership may elect to suspend its reporting obligations and reports concerning the Partnership will no longer be publicly available. In such an event, the Partnership will cease to be a “public company.” If, after this Offer, the Partnership still has 300 or more registered Unit holders, the Partnership must continue filing reports with the SEC until such time as the Partnership is liquidated or the Partnership’s reporting obligations are suspended pursuant to applicable laws. However, even if the Partnership continues to file reports with the SEC, we believe that no public market for Units will develop. In any event, the Partnership will continue to send to registered holders of Units annual tax and financial information. See Section 2.

WHAT ARE THE CONSEQUENCES OF TENDERING MY UNITS?

Unit holders who tender their Units will receive the Purchase Price but will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. The Purchase Price may be less than the total amount of distributions which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership or upon its liquidation. See Section 7.

WHAT WILL HAPPEN IF I DO NOT TENDER MY UNITS?

Upon the completion of this Offer, non-tendering Unit holders will remain Unit holders of the Partnership entitled to all the same rights, privileges and obligations that they had prior to this Offer. We do not expect to change the operations of the Partnership. See Section 2.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY UNITS?

Generally, you will be subject to U.S. federal income taxation when you receive cash in exchange for the Units you tender. The receipt of cash for your tendered Units will be treated as a sale or exchange that may be eligible for capital gains treatment. All Unit holders are urged to consult their tax advisors regarding the application of U.S. federal income tax, income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Section 12.

HAS THE PARTNERSHIP OR ITS GENERAL PARTNER ADOPTED A POSITION ON THIS OFFER?

This Offer is being made by affiliates of the Partnership and its general partner. Because of the possible conflict of interest, the Partnership and its general partner are unable to make any recommendation to you as to whether you should tender or refrain from tendering your Units. You must make your own decision as to whether to tender your Units and, if so, how many Units to tender. See Sections 2 and 7.

WHY ARE WE EXTENDING THE TENDER OFFER AND AMENDING THE OFFER TO PURCHASE?

On June 14, 2006, the same date that we commenced this Offer, Peachtree Partners, an Arizona partnership (“Peachtree”) that is not affiliated with the Partnership or us, commenced a tender offer (the “Peachtree Offer”) to purchase up to 4.9% of the outstanding Units (including Units they already own) at a cash purchase price of $2.00 per Unit, less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006, on the terms and subject to the conditions set forth in an offer to purchase dated June 14, 2006 (the “Peachtree Offer to Purchase”). The Peachtree Offer expires on August 11, 2006, unless extended. We are amending this Offer to extend the period of time in which Unit holders may tender their Units under this Offer so that Units tendered to but not purchased by Peachtree under the Peachtree Offer may be tendered under this Offer. In addition, the original Offer to Purchase is being amended and supplemented to provide additional disclosure regarding, among other things, that John S. Grace is deemed, under the rules of the SEC, to be making this Offer; that we may elect to initiate a subsequent offering period following the expiration of this Offer; the factors we considered in determining the Purchase Price and whether we are able to state that the transaction is fair to unaffiliated Unit holders; and the conditions of the Offer. See Sections 6, 7, and 13.

THE OFFER

SECTION 1. GENERAL.

This Amended Offer to Purchase supersedes the original Offer to Purchase dated June 14, 2006.

Upon the terms and subject to the conditions of this Offer, RTAC will purchase any and all Units which are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of this Offer, at a Purchase Price of $1.50 per Unit, net to the seller in cash, without interest.

References in this Amended Offer to Purchase to “we,” “us,” “our,” or similar terms refer to the Offerors, except as otherwise indicated.

The term “expiration date” means 5:00 p.m., Eastern Daylight Time, on September 8, 2006, unless and until the Offerors, in their sole discretion, shall have extended the period of time during which this Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which this Offer, as so extended by the Offerors, shall expire. See Section 13 for a description of the Offerors’ right to extend, delay, terminate or amend the Offer. Withdrawal rights expire on the expiration date.

If (1)(a) the Offerors increase or decrease the Purchase Price to be paid for Units or (b) the Offerors decrease the number of Units being sought, and (2) this Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any increase or decrease is first published, sent or given in the manner specified in Section 13, this Offer will be extended until the expiration of ten business days from the date that notice of any such increase or decrease is first published. For the purposes of this Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Daylight Time.

This Offer is not conditioned on any minimum number of Units being tendered. This Offer is, however, subject to other conditions. See Section 6.

Only Units properly tendered and not properly withdrawn will be purchased, upon the terms and subject to the conditions of this Offer. All Units tendered and not purchased under this Offer will be returned to the tendering Unit holders at RTAC’s expense promptly after the expiration date. See Section 3.

The number of Units that RTAC will purchase from a Unit holder under this Offer may affect the U.S. federal income tax consequences to that Unit holder and, therefore, may be relevant to that Unit holder’s decision whether or not to tender Units. See Section 12.

This Amended Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Units and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Partnership’s Unit holder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Units.

SECTION 2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS AND PROPOSALS.

Purpose of the Offer. On April 26, 2006, MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; and MPF DeWaay Premier Fund 3, LLC, affiliates of MacKenzie, announced the MacKenzie Offer to purchase all 1,811,562 Units outstanding at a purchase price equal to $0.50 per Unit, in cash, without interest, upon the terms and subject to the conditions set forth in an offer to purchase dated April 26, 2006 and in the related letter of transmittal. The MacKenzie Offer, as extended, expired on Friday, June 16, 2006. MacKenzie subsequently reported that MPF Flagship Fund 10, LLC purchased 56,802 Units pursuant to the MacKenzie Offer.

John S. Grace, the sole shareholder and President of RTAC, has been affiliated with the Partnership since its inception. The Offerors believe that the value of the Units is greater than $0.50 per Unit. Since no public market currently exists for the Units, the Offerors believe that this Offer at the Purchase Price of $1.50 per Unit represents a more favorable opportunity than was provided by the MacKenzie Offer for Unit holders to liquidate some or all of their Units if they so elect.

The Offerors believe that the Units have a long-term value such that the Offerors may realize a significant profit from distributions and/or upon the eventual sale of the Units at a price greater than $1.50 per Unit or the liquidation of the Partnership with proceeds to Unit holders of greater than $1.50 per Unit. The Offerors do not represent that $1.50 per Unit is the fair market price of the Units and believe that over time, the Offerors will realize more than $1.50 per Unit. However, there can be no assurance that the Partnership will have available funds for the payment of distributions or that it will declare such distributions. The general partner, which is an affiliate of the Offerors, has no present plans to pay any distributions. Further, there can be no assurance that the proceeds upon any sale of the Units or the liquidation of the Partnership will exceed $1.50 per Unit. See Section 7 for a more complete discussion of the Purchase Price.

Because the Offerors may be deemed to be an affiliate of the Partnership and its general partner, the Partnership and its general partner have stated in a Schedule 14D-9 filed with the SEC on June 12, 2006 that they will be unable to make any recommendation to Unit holders as to whether they should tender or refrain from tendering their Units. Unit holders should carefully evaluate all information in this Amended Offer to Purchase, should consult their own investment and tax advisors, and should make their own decision about whether to tender Units, and, if so, how many Units to tender.

The Offerors are not aware of whether any other persons intend to tender Units in this Offer except as follows: The Grace Grandchildren’s Trust, which owns 109,173 Units, and the Lorraine Q-TIP Trust, which owns 131,730 Units, will not tender their Units in the Offer. Both the Grace Grandchildren’s Trust and the Lorraine Q-TIP Trust are trusts established for the benefit of members of the family of Oliver R. Grace, the deceased father of John S. Grace. The Offerors disclaim any beneficial interest in, or investment or voting authority over, the Units owned by such trusts. Grace Property Management, Inc. will not tender 25,100 Units owned by it. In addition, John S. Grace owns 22,160 Units

Certain Effects of the Offer. Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. The Purchase Price per Unit may be less than the total amount of distributions which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership or upon its liquidation. Unit holders who tender their Units will also give up the opportunity to sell the Units at a higher price in any future tender offer or otherwise, although there is currently no market for the Units and none is expected to develop.

The Units are registered under the Exchange Act, which requires, among other things, that the Partnership file reports with the SEC and comply with the SEC’s proxy rules in connection with meetings of Unit holders. If we succeed in purchasing Units from enough Unit holders to reduce the number of registered Unit holders to below 300, then the general partner may elect to have the Partnership’s reporting obligations suspended pursuant to applicable laws. In such an event, the Partnership will cease to be a “public company.” If, after this Offer, the Partnership still has 300 or more registered holders of Units, the Partnership must continue filing reports with the SEC. In such an event, the same information as is currently available concerning the Partnership will remain publicly available until such time as the Partnership is liquidated or the Partnership’s reporting obligations are suspended or otherwise eliminated pursuant to applicable laws. However, even if the Partnership continues to file reports with the SEC, we believe that no public market for Units will ever develop. See Section 6.

Plans and Proposals. The Offerors have no present plans to take any action, or cause the Partnership’s general partner to take any action, to change the Partnership’s business plan described in its Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 31, 2006.

Except as disclosed herein, or as may occur in the ordinary course of its business, the Offerors have no plans to take any action, or cause the general partner to take any action, that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership;

•
a purchase, sale or transfer of a material amount of the Partnership’s assets, except as described in Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price - Potential Sale of a Portion of the Partnership’s Real Estate Assets”;

•	any material change in the Partnership’s present distribution rate or policy, indebtedness or capitalization;

•	any change in the Partnership’s present general partner;

•	any other material change in the Partnership’s structure or business;

•	the acquisition by any person of additional Units of the Partnership, or the sale of Units by the Partnership; or

•	any changes in the Partnership’s partnership agreement that could impede the acquisition of control of the Partnership.

The Offerors reserve the right to change their plans and intentions at any time, as they deems appropriate.

SECTION 3. PROCEDURES FOR TENDERING UNITS.

Proper Tender of Units. For Units to be tendered properly under this Offer, on or before the expiration date, either:

•
the Unit certificates, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of the addresses set forth on the back cover page of this Amended Offer to Purchase; or

•	the tendering Unit holder must comply with either the book-entry delivery or guaranteed delivery procedures described below.

If a broker, bank or other fiduciary hold your units, it is likely that they will impose an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to promptly contact your broker, bank or other fiduciary to find out about their applicable deadline.

Book-Entry Transfer.  The Depositary has established an account with respect to the Units at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of Units by causing the Book-Entry Transfer Facility to transfer such Units into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although you may cause delivery of Units to be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Amended Offer to Purchase prior to the expiration date in order for you to complete a valid tender of your Units by book-entry, or you must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Units into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Units that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

THE METHOD OF DELIVERY OF UNITS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT YOUR SOLE ELECTION AND RISK. YOUR UNITS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

Signature Guarantees.  No signature guarantee is required on your Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Units) of Units tendered therewith, unless such registered holder(s) has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) your Units are tendered for the account of a firm that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or is otherwise an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If the certificates for Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Units not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See the Instructions to the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender Units pursuant to the Offer and your certificates for Units are not immediately available or you cannot complete the procedures for book-entry transfer on a timely basis or time will not permit all required documents to reach the Depositary prior to the expiration date, your tender may be effected if all the following conditions are met:

(1)	your tender is made by or through an Eligible Institution;

(2)
you ensure that a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary, as provided below, prior to the expiration date; and

(3)
you ensure that either (a) the certificates for tendered Units together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Amended Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and any other required documents, is received by the Depositary at one of its addresses set forth on the back cover of this Amended Offer to Purchase, such Units are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Stock Market, Inc. (“NASDAQ”), a subsidiary of the National Association of Securities Dealers, Inc. (the “NASD”), is open for business.

You may deliver the Notice of Guaranteed Delivery to the Depositary by hand or transmit it by facsimile transmission or mail to the Depositary. You must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements.  Notwithstanding any provision hereof, payment for Units accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of: (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Units; (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Unit holders may be paid at different times depending upon when certificates for Units or Book-Entry Confirmations with respect to Units are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Units, regardless of any extension of the Offer or any delay in making such payment.

Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a Unit holder or other payee under the Offer must be withheld and remitted to the United States Treasury, unless the Unit holder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. Therefore, each tendering Unit holder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such Unit holder is unable to truthfully do so or otherwise can and does establish to the satisfaction of the Depositary that the Unit holder is not subject to backup withholding. Specified Unit holders (including, among others, all corporations and certain foreign Unit holders (in addition to foreign corporations)) are exempted from the backup withholding rules. In order for a foreign Unit holder to qualify as such an exempt recipient, that Unit holder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that Unit holder’s exempt status. The applicable form can be obtained from the Depositary. See Instructions in the Letter of Transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to Unit holders for Units purchased under the Offer, each Unit holder who does not otherwise establish an exemption from such withholding must provide the Depositary with the Unit holder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the Letter of Transmittal. For a discussion of United States federal income tax consequences to tendering Unit holders, see Section 12.

Federal Income Tax Withholding on Foreign Unit Holders. Foreign Unit holders may be subject to United States income tax and withholding (in addition to the backup withholding discussed above) in a number of circumstances. See Section 12. Foreign Unit holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax, and the refund procedure. See Instructions in the Letter of Transmittal.

Return of Unpurchased Units. If any tendered Units are not purchased under the Offer because they are not properly tendered or are properly withdrawn before the expiration date, or if fewer than all Units evidenced by Unit certificates are tendered, certificates for unpurchased Units will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Units, as applicable, without expense to the Unit holder. In the case of Units tendered by book-entry transfer to the Book-Entry Transfer Facility, the Depositary will credit the Units to the appropriate account maintained by the tendering Unit holder at the Book-Entry Transfer Facility, without expense to the tendering Unit holder. If a holder of unexchanged certificates for Shares tenders less than all of such Shares or such tender is not accepted, such holder will receive, in lieu of a certificate for the unpurchased Shares, a certificate for a like number of Units.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Units to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Offerors, in their sole discretion, and will be final and binding on all parties, except to the extent that a court of competent jurisdiction determines otherwise in any action brought by a holder. The Offerors reserve the absolute right to reject any or all tenders of any Units that it determines are not in proper form or the acceptance for payment of or payment for which the Offerors determine may be unlawful. The Offerors also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Units or any particular Unit holder, and the Offerors’ reasonable interpretation of the terms of the Offer will be final and binding on all parties, except to the extent that a court of competent jurisdiction determines otherwise in any action brought by a holder. In the event a condition is waived with respect to any particular Unit holder, the same condition will be waived with respect to all Unit holders. No tender of Units will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Unit holder or waived by the Offerors Neither the Offerors nor the Depositary will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Unit Holders Representation and Warranty; The Offerors’ Acceptance Constitutes an Agreement. A tender of Units under any of the procedures described above will constitute the tendering Unit holder’s acceptance of the terms and conditions of the Offer, as well as the tendering Unit holder’s representation and warranty to the Offerors that (1) the Unit holder has a net long position in the Units or equivalent securities at least equal to the Units tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and (2) the tender of Units complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Units for that person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount tendered in (a) the subject securities, or (b) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and (2) will deliver or cause to be delivered the Units in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Offerors’ acceptance for payment of Units tendered under the Offer will constitute a binding agreement between the tendering Unit holder and the Offerors upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Unit holders whose certificate for part or all of their Units have been lost, stolen, misplaced or destroyed may contact the Depositary for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Units that are tendered and accepted for payment. A bond will be required to be posted by the Unit holder to secure against the risk that the certificates may be subsequently recirculated. Unit holders are urged to contact the Depositary immediately in order to permit timely processing of this documentation. Certificates, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any signature guarantees and any other required documents, must be delivered to the Depositary. Any such documents delivered to any other person will not be forwarded to the Depositary and, therefore, will not be deemed to be properly tendered.

SECTION 4. WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Units under this Offer are irrevocable. Units tendered under this Offer may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written, telegraphic, telex, or facsimile transmission notice of withdrawal must be received by the Depositary at one of the addresses set forth on the back cover page of this Amended Offer to Purchase prior to the expiration date. Any such notice of withdrawal must specify the name of the tendering Unit holder, the number of Units to be withdrawn, and, if the certificates representing such Units have been delivered or otherwise identified to the Depositary, the name of the registered holder(s) of such Units as set forth on such certificates. If the certificates to be withdrawn have been delivered to the Depositary, then, before the release of the certificates, the tendering Unit holder must also submit to the Depositary the serial numbers shown on the certificates and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

Withdrawals may not be rescinded and any Units properly withdrawn thereafter will be deemed not properly tendered for purposes of this Offer, unless the withdrawn Units are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

If the Offerors extend this Offer, or RTAC is delayed in its purchase of Units or is unable to purchase Units under the Offer for any reason, then, without prejudice to the Offerors’ rights under the Offer, the Depositary may, subject to applicable law, retain tendered Units and these Units may not be withdrawn except to the extent tendering Unit holders are entitled to withdrawal rights as described in this Section 4.

In the event we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Units tendered during such Subsequent Offering Period or to Units tendered in the Offer and accepted for payment, as described in Section 13.

SECTION 5. PURCHASE OF UNITS AND PAYMENT OF PURCHASE PRICE.

Upon the terms and subject to the conditions of this Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly following the expiration date, RTAC will accept for payment and pay for, and thereby purchase, Units properly tendered and not properly withdrawn prior to the expiration date. For purposes of this Offer, RTAC will be deemed to have accepted for payment, and therefore purchased Units, that are properly tendered and not properly withdrawn, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the Units for payment under this Offer.

In all cases, payment for Units tendered and accepted for payment pursuant to this Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Units (or a Book-Entry Confirmation with respect to such Units), a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other required documents.

If there is a subsequent offering period, all Units tendered during a subsequent offering period will be immediately accepted for payment and paid for as they are tendered. We expressly reserve the right to delay acceptance for payment of or payment for Units in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

RTAC will pay for Units purchased under this Offer by transmitting payment, or directing the Depositary to transmit payment from funds RTAC deposits with the Depositary, directly to the tendering Unit holders.

Certificates for all Units tendered and not purchased will be returned to the tendering Unit holders (or, in the case of Units tendered by book-entry transfer, such Units will be credited to an account maintained with the Book-Entry Transfer Facility) promptly after the expiration date or termination of this Offer without expense to the tendering Unit holders. Under no circumstances will interest on the Purchase Price be paid by RTAC regardless of any delay in making the payment. In addition, if certain events occur, RTAC may not be obligated to purchase Units under this Offer. See Section 6.

If a holder of unexchanged certificates for Shares tenders less than all of such Shares or such tender is not accepted, such holder will receive, in lieu of a certificate for the unpurchased Shares, a certificate for a like number of Units.

RTAC will pay all stock transfer taxes, if any, payable on the transfer to it of Units purchased under this Offer. If, however, payment of the Purchase Price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instructions in the Letter of Transmittal. Furthermore, a tendering Unit holder who holds Units through a broker, bank or other fiduciary, including a discount broker, may be required by such institution to pay a service fee or other charge.

Any tendering Unit holder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included with the Letter of Transmittal may be subject to U.S. tax backup withholding of 28% of the gross proceeds paid to the Unit holder or other payee under this Offer. See Section 3. Also see Section 12 regarding United States federal income tax and withholding consequences for foreign Unit holders.

SECTION 6. CONDITIONS OF THE OFFER.

Notwithstanding any other provision of this Offer, RTAC will not be required to accept for payment, purchase or pay for any Units tendered, and the Offerors may terminate or amend the Offer or RTAC may postpone the acceptance for payment of, or the purchase of and the payment for Units tendered, subject to Rule 14e-1(c) under the Exchange Act if, at any time on or after June 14, 2006 and before the expiration date, any of the following events shall have occurred (or shall have been reasonably determined by the Offerors to have occurred) that, in the Offerors’ reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment:

(1)
there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (a) challenges the making of this Offer, the acquisition of some or all of the Units under this Offer or otherwise relates in any manner to the Offer, or (b) in the Offerors’ reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Partnership or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair RTAC’s ability to purchase Units in this Offer;

(2)
there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or the Offerors by any court or any authority, agency or tribunal that, in the Offerors’ reasonable judgment, would or might, directly or indirectly, (a) make the acceptance for payment of, or payment for, some or all of the Units illegal or otherwise restrict or prohibit completion of this Offer, (b) delay or restrict the ability of RTAC, or render RTAC unable, to accept for payment or pay for some or all of the Units, or (c) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Partnership or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership;

(3)
there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for real estate, that, in the Offerors’ reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (e) any significant decrease in the estimated value of the Units or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Offerors, have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Partnership or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership, (f) in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof, or (g) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies by a material amount (including, without limitation, an amount greater than 10%) from the close of business on June 14, 2006;

(4)
a tender or exchange offer for any or all of the Units (other than this Offer and the Second Peachtree Offer, described in Section 7), or any merger, acquisition, business combination or other similar transaction with or involving the Partnership has been proposed, announced or made by any person or has been publicly disclosed on or after June 14, 2006;

(5)
the Offerors learn that (a) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Units, whether through the acquisition of Units, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D, Schedule 13G, or Schedule TO filed with the SEC on or before June 14, 2006), or (b) any entity, group or person who has filed a Schedule 13D, Schedule 13G, or Schedule TO with the SEC on or before June 14, 2006 has acquired or proposes to acquire, whether through the acquisition of Units, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of this Offer), beneficial ownership of an additional 2% or more of the outstanding Units, other than as a result of any tender offer disclosed before June 14, 2006;

(6)
any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire the Partnership or any of its Units, or has made a public announcement reflecting an intent to acquire the Partnership or any of the respective assets or securities of the Partnership;

(7)
any change or changes have occurred after June 14, 2006 in the Partnership’s general partner, whether by the replacement or removal of the current general partner or the addition of a new general partner or by a change in ownership of the current general partner;

(8)	any material adverse change in the Offerors, such as the death or disability of Mr. Grace, or otherwise; or

(9)
any material adverse change or changes have occurred or are threatened in the Partnership’s business, condition (financial or otherwise), assets, income, operations, prospects or treatment for tax purposes.

The foregoing conditions are for the sole benefit of the Offerors and may be asserted by the Offerors regardless of the circumstances giving rise to any of these conditions, and may be waived by the Offerors, in whole or in part, at any time and from time to time, before the expiration date, in their sole discretion. The failure of the Offerors at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Offerors waive any of the conditions described above, the Offerors may be required to extend the expiration date. Any determination or judgment by the Offerors concerning the events described above will be final and binding on all parties, except to the extent that a court of competent jurisdiction determines otherwise in any action brought by a holder.

SECTION 7. FAIRNESS OF THE TRANSACTION; DETERMINATION OF PURCHASE PRICE; ADDITIONAL FACTORS TO CONSIDER.

Fairness of the Transaction. The Offerors are unable to conclude that the Offer and the Purchase Price are fair to Unit holders not affiliated with the Offerors. In making such determination, the Offerors considered the factors set forth below, among others. The Offerors did not assign any relative weights to any of these factors. The Offerors are not making any recommendation to any Unit holder as to whether or not that Unit holder should or should not tender his/her Units in the Offer. The Offerors have not performed a liquidation analysis of the Partnership, nor have they received any report, opinion or appraisal from an outside party as to the fairness of the Offer.

Grace Property Management, Inc. is the Partnership’s general partner. All of the shares of Grace Property Management, Inc. are held in trust for the benefit of Mr. Grace. Therefore, Mr. Grace and RTAC may be deemed to be “affiliates,” as that term is defined in the rules under the Exchange Act, of the Partnership.

The Partnership has no management or Board of Directors or other governing body. Its affairs are managed solely by its general partner, which is an affiliate of the Offerors. The sole officer and director of the general partner is also affiliated with the Offerors. Therefore, no board of directors, or a majority thereof, has approved, endorsed or recommended the Offer. Moreover, no person unaffiliated with the Offerors has been retained to act as an unaffiliated representative to act solely on behalf of Unit holders regarding the Offer and/or for preparing a report concerning the fairness of the transaction.

In making this Offer, the Offerors believe that the Units have a long-term value such that the Offerors may realize a significant profit from distributions and/or upon the eventual sale of the Units at a price greater than $1.50 per Unit or the liquidation of the Partnership with proceeds to Unit holders of greater than $1.50 per Unit. However, there can be no assurance that the Partnership will have available funds for the payment of distributions or that it will declare such distributions. The Partnership’s general partner has no present plans to pay any distributions. Further, there can be no assurance that the proceeds upon any sale of the Units or the liquidation of the Partnership will equal or exceed $1.50 per Unit.

Determination of Purchase Price. Each Unit holder must individually determine whether to tender his/her Units pursuant to this Offer. When making such a determination, each Unit holder is encouraged to consider the factors set forth above as well as the following factors that were considered by the Offerors in determining the Purchase Price. The Offerors did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to the Purchase Price.

■	Lack of a Public Market for Units.

There is not an active market for the Units. The Units are not listed on any national securities exchange. Quotations on the NASDAQ computerized over-the-counter quotation system and other over-the-counter markets have been virtually non-existent. Since June 14, 2006, however, the Units have been quoted, albeit sporadically, in the over-the-counter market. On July 28, 2006, the Units were quoted at $1.70 per Unit “bid” with no “asked,” meaning that a “market maker” is willing to buy a limited number of Units at $1.70 per Unit but no “market maker” has indicated a price per Unit at which they are willing to sell Units..

Transactions involving Units have occurred only sporadically in the over-the-counter market. The Partnership is aware of only five transactions that have occurred in the over-the-counter market in the last five years, as follows:

Transaction Date	Price per Unit	No. of Units

July 13, 2006	$1.60	6,781	[a]
November 2005	10.00	N/A	[b]
May 2003	0.50	N/A	[b]
May 2002	0.50	N/A	[b]
February 2001	0.50	N/A	[b]

NOTES:

[a]
Source: Bloomberg LP and Pink Sheets®. Bloomberg LP and Pink Sheets®, owned by Pink Sheets, LLC, are sources of market data, including competitive market-maker quotations for securities traded over-the-counter.

[b]	The only information known by the Partnership, furnished by the parties involved, is the approximate transaction date and the price per Unit.

■	Cash and Short-term Treasuries; Total Liabilities.

On March 31, 2006, the Partnership held $1,801,455 in cash and U.S. Treasury bills having a maturity of 91 days or less, and had $1,981,052 invested in U.S. Treasury securities with a maturity of more than 91 days but less than two years, together equivalent to $2.09 per Unit. On March 31, 2006, the Partnership had total liabilities of $133,333, equivalent to $0.07 per Unit.

■	The Partnership’s Real Estate Assets.

The Partnership’s principal asset is its undeveloped land in Boiling Spring Lakes, North Carolina comprising approximately 828 acres. As of March 31, 2006, the Partnership owned the following:

•	approximately 363 acres, divided into 1,118 platted unimproved individual lots, both recorded and unrecorded, intended for residential use;
•	approximately 245 acres of undeveloped land intended for residential use;
•	approximately 220 acres of undeveloped land intended for commercial use;
•	a building comprising approximately 500 sq. ft. that is leased to the City of Boiling Spring Lakes at a rate of $1 per year for use as a post office; and
•	a sales office comprising approximately 1,269 sq. ft.

■	Appraised Value of the Partnership’s Land.

The Partnership obtained from Robert C. Cantwell and Associates an independent MAI appraisal report dated February 22, 2006 valuing the Partnership’s real estate assets located in Boiling Spring Lakes, North Carolina at December 31, 2005. Such assets comprise substantially all of the assets of the Partnership on such date other than cash, U.S. Treasury securities, and a promissory note relating to the sale in 2001 of the assets of the golf course and country club in Boiling Spring Lakes. The appraisal values the appraised assets at $6,900,000, equivalent to $3.81 per Unit. The appraised value is the appraiser’s opinion of the most probable price which the property should bring in a competitive and open market under all conditions requisite to a fair sale, and assumes, among other things, a typically motivated buyer and seller in an “arm’s length” transaction, both parties are well informed or well advised about the assets and each acting in what he considers his own best interest, and a reasonable time is allowed for exposure in the open market. As such, there is no guarantee that the Partnership could realize the appraised value of such assets upon a sale. The actual sale price could be higher or lower than the appraised value. The appraisal was not in connection with any requested minimum, maximum or specific appraised value, any pending or proposed sale or other transaction, or approval of any loan involving the appraised assets or the Partnership. The foregoing summary of the appraisal is limited in its entirety to the full appraisal report, a copy of which is filed with the Securities and Exchange Commission as Exhibit 99.1 to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), which was filed with the SEC on March 31, 2006. (A Unit holder may obtain a copy of the 2005 Form 10-K, or a copy of any other periodic report on or filed by the Partnership, without charge at the SEC’s website at http://www.sec.gov). THE PARTNERSHIP OBTAINED THE ABOVE DESCRIBED PERIODIC APPRAISAL REPORT IN THE NORMAL COURSE OF ITS REAL ESTATE BUSINESS AND NOT IN CONNECTION WITH OR IN CONTEMPLATION OF ANY TRANSACTION INVOLVING THE PARTNERSHIP OR THE UNITS.

■	Potential Sale of a Portion of the Partnership’s Real Estate Assets.

On May 26, 2006, the general partner of the Partnership announced that it was in discussions with a development group for the sale of approximately 180 acres, or 22% of the Partnership’s remaining land in Boiling Spring Lakes, North Carolina, for total consideration of $6 million. The general partner stated that these discussions are on-going and there can be no assurance that they will be successfully concluded or that if concluded that they will be on the terms described herein. It further stated that the development group anticipates building a package plant sewer system to service the portion of the development that it acquires in the transaction. Initial plans call for building the package plant in stages as individual residential and commercial lots and small tracts are sold. If built, the package plant will be the first sewer system installed within the City of Boiling Spring Lakes. The general partner stated that it currently anticipates that if there is a closing of the transaction, it will occur later in 2006. It further stated that as presently contemplated, at the closing of the transaction, the Partnership will receive cash of $100,000 and a promissory note with an initial principal amount of $5,900,000, secured by a deed of trust on the sold land. Principal will be payable quarterly beginning six months after the closing date from the proceeds received by the development group from the resale of the land, with a substantial payment of principal due during the first year. The interest rate will be floating, tied to the prime rate as reported in The Wall Street Journal.

In its announcement of the potential sale, the Partnership and its general partner cautioned that an agreement for the sale of the land to the development group has yet to be fully negotiated and signed, and that the transaction may not even close or, if closed, may be on terms substantially different than those currently contemplated. They further stated that the Partnership may also decide not to sell the land in the immediate future or to this buyer and that the Partnership may decide to develop the land itself or not to develop the land. In addition, the Partnership and its general partner cautioned that, even if the sale of land to the development group closes, there can be no guarantee that the package plant sewer system will be built or, if built, that the plant will not be substantially different from what is currently contemplated, whether in terms of cost, location, capacity or other factors. If the sewer system cannot be built for any reason, or the cost of building is substantially greater than currently contemplated, or if the development group is unable to resell land as quickly and/or for prices currently anticipated, the development group may default on the promissory note or the terms of the promissory note may have to be substantially renegotiated, in which events the amount of cash that the Partnership ultimately realizes from the transaction may be received later, on substantially different terms or in an amount substantially less than the $6,000,000 plus interest currently contemplated.

■	No Distributions.

The Partnership has not declared a distribution to Unit holders since 1980, and it is not expected that any distributions will be paid in the foreseeable future.

■	Financial Results of the Partnership.

See Section 9, “Certain Information Concerning the Partnership,” which contains summary financial statements for the years ended December 31, 2004 and 2005, and for the three months ended March 31, 2005 and 2006, that were considered by the Offerors in determining the Purchase Price.

■	The First Peachtree Offer.

On December 29, 2005, the Partnership received notification of an unsolicited mini-tender offer being made by Peachtree Partners, an Arizona-based partnership (“Peachtree”), to purchase up to 4.9% of the partnership units (including those partnership units Peachtree already owns) at a price of $0.10 cash per unit, less a one-time administrative fee of $100.00 per investor and less any distributions paid by the Partnership after December 12, 2005. The Partnership took no position on the First Peachtree Offer. Subsequent to the expiration of the First Peachtree Offer, 11,100 Units were transferred into the names of Peachtree’s principals or affiliates.

■	The MacKenzie Offer.

On April 26, 2006 certain affiliates of MacKenzie made the MacKenzie Offer to purchase all Units of the Partnership at a price of $0.50 per Unit, as more fully described in their offer to purchase dated April 26, 2006 and related documents. The MacKenzie Offer as extended, expired on June 16, 2006. MacKenzie subsequently reported that 56,802 Units were accepted for payment under the MacKenzie Offer.

■	The Second Peachtree Offer.

On June 14, 2006, the same date that we announced this Offer, Peachtree made a second unsolicited mini-tender offer to purchase up to 4.9% of the partnership units (including those partnership units Peachtree and its principals and affiliates already own) at a price of $2.00 cash per unit, less a one-time administrative fee of $50.00 per investor and less any distributions paid by the Partnership after June 14, 2006. The Partnership took no position on the Second Peachtree Offer. The Second Peachtree Offer is scheduled to expire on August 11, 2006.

■	Future Prospects of the Partnership.

The principal factors that are likely to affect the value of the Units, and which may determine whether a holder of Units may ultimately receive more or less than $1.50 per Unit in distributions from the Partnership, if the Units are sold, or if the Units are held until the liquidation of the Partnership, are set forth in the Partnership’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other periodic reports filed with the SEC. See also Section 9 containing summary financial information concerning the Partnership. The Offerors also considered certain risk factors that may affect the future prospects of the Partnership A summary of these factors is set forth below. The following summary is qualified in its entirety by the more detailed disclosures set forth in the Partnership’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports file with the SEC, which you should read and consider carefully.

•
Potential Obligations of the Partnership for Water and Sewer Service: The lack of municipal water and public sewer services has been a major inhibiting factor in the Partnership’s efforts to sell and/or develop land in Boiling Spring Lakes. Prior to 2004, virtually all residents in the development were forced to rely upon well water and individual septic systems. The City of Boiling Spring Lakes began to phase in municipal water service to certain portions of the development in 2004, and initial residential hook-ups began during the second quarter of 2005. In connection with the first two phases of the municipal water system, the Partnership paid its full assessments totaling $87,000, which amount was treated for accounting purposes as an increase in the cost basis of the land owned by the Partnership in those certain portions of the development. A significant portion of the cost of water distribution and public sewer lines to land owned by the Partnership must be borne by the Partnership or by subsequent purchasers of the land. The general partner of the Partnership cannot estimate with any certainty the amount of any future assessment by the City for installation of water or by the County or a private contractor for installation of public sewer lines, nor can it predict with any certainty when any such assessments may be made or, once made, become due. The general partner of the Partnership has not accrued any provision in the Partnership’s financial statements for these costs. The general partner of the Partnership expects that, if applied to the Partnership’s current land holdings, these costs would be substantial. If the Partnership is liable for any such assessment and has insufficient funds to pay such assessment when due or is unable to obtain financing on acceptable terms, the Partnership may be unable to continue operating and may become insolvent.

•
Natural Disasters. The 2005 hurricane season was unprecedented in the United States. Hurricane Katrina, in particular, caused severe devastation in New Orleans and the Mississippi Gulf Coast in August, which led to increased costs and shortages of construction labor and building supplies throughout the entire southeastern United States. Another active hurricane season in 2006 could negatively affect the Partnership's real estate sales by decreasing demand for housing - and, therefore, the real estate on which new houses are built - in areas prone to hurricanes and could also lead to further increased costs and shortages of construction labor and building supplies.  More generally, the southern coastal region of North Carolina has historically experienced natural disasters, such as fires, hurricanes, floods, unusually heavy or prolonged rain, and droughts. In the past, the Partnership's operations have been affected by such occurrences through lower real estate sales and higher operating and capital costs associated with clean-up and repairs in the aftermath of such occurrences. The occurrence of natural disasters, such as fires, hurricanes, floods, unusually heavy or prolonged rain, and droughts, could have a material adverse effect on the Partnership's ability to develop and sell properties or realize income from projects, and could result in higher than expected operating and capital costs. Due to protracted drought or near-drought conditions that existed for several years up to late 2002 in the southern coastal region of North Carolina, nearly all of the lakes within the City of Boiling Spring Lakes had a water level that was substantially below normal. These conditions resulted in a lowering of the water table, and sink holes developed in the bed of Boiling Spring Lake, the largest lake in the community, which resulted in a further lowering of the water level of that lake. A series of remedial measures taken by the City, combined with heavy precipitation during the fourth quarter of 2002, seem to have solved the issue of the sink holes and filled the lakes, including Boiling Spring Lake, to approximately normal levels. Currently, the lakes are generally at or near normal levels. A return to protracted drought or near-drought conditions in the coastal region of North Carolina could result in a reoccurrence of substantially lower water levels, including in Boiling Spring Lake, and the reoccurrence of one or more sink holes. The occurrence of such eventualities could have a material adverse effect on the Partnership's ability to develop and sell properties or realize income from projects.

•
Zoning and Other Regulations. At December 31, 2005, the Partnership owns approximately 245 acres of undeveloped, unplatted land intended for residential use and approximately 220 additional acres of undeveloped, unplatted land intended for commercial use. Changes in zoning or other regulations may prevent the Partnership from subdividing all or a substantial portion of such acreage, which, in turn, may adversely affect the Partnership's ability to continue generating revenue from real estate sales and/or its ability to effect a bulk sale of all or substantially all of its assets. Rezoning commercial land for residential use may not be possible or, if possible, may be prohibitive due to time and cost. The inability to obtain a rezoning of commercial land may prevent the Partnership from realizing any value in a sale of such land. In addition, changes in zoning or other regulations may require substantially greater expenditures by the Partnership than expected to complete one or more new projects.

•
Environmental Matters. The Partnership is subject to various federal, state, and local laws, ordinances, and regulations regarding environmental matters. The Partnership may be required to investigate and clean up hazardous or toxic substances or petroleum product releases on land currently or formerly owned by it, and may be liable to a governmental entity or to third parties for property damage and the cost of investigation, removal, and decontamination incurred by such parties. The penalty may be imposed whether or not the Partnership was aware, or responsible for, the hazardous or toxic substances, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, removal, and decontamination of substances could be substantial. If such substances are found on the land currently owned by the Partnership, or there is a failure to properly remove or decontaminate the area, the property could be difficult to sell, rent, or develop. Some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with such contamination. The Partnership may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. The Partnership is not aware of any environmental matters that would have a material effect on its financial condition and the Partnership has accordingly accrued no liabilities in its financial statements. However, it is at least reasonably possible that such matters may exist and the effect on the Partnership and its financial condition could be substantial.

•
Endangered / Protected Species. Portions of Boiling Spring Lakes and the surrounding area are known or believed to be the habitat of various species of flora and fauna which have been identified as endangered or protected species. Development of the Partnership’s land is subject to various laws and regulations intended to limit disturbance of endangered and protected species. It is possible that a material portion of the Partnership’s land that is not now, or not currently believed to be, the habitat of endangered or protected species could, in the future, be determined to be such a habitat, in which event the Partnership may be unable to sell or develop such land or, if sold, the sales price may be substantially less than if the land were not the habitat of endangered or protected species.

•
Water Level of Lakes. The Partnership believes that the lakes within the City of Boiling Spring Lakes are recreational and scenic attractions to potential buyers of land from the Partnership. The Partnership’s ability to sell land at its asking prices would be adversely affected to the extent that the water level in the lakes is substantially below normal for any length of time. Due to protracted drought or near-drought conditions for several years up to late 2002, nearly all the lakes within the City of Boiling Spring Lakes had a water level that was substantially below normal. These conditions resulted in a lowering of the water table, and sinkholes developed in the bed of Boiling Spring Lake, the largest lake in the community. Remedial measures taken by the city combined with heavy precipitation during the fourth quarter of 2002 solved the problem and filled the lakes to approximately normal levels; however, there can be no guarantee that such remedial measures will prevent the water levels from being substantially below normal for any length of time in the future.

•
Dam Repairs. The Partnership is responsible for the maintenance and repair of an earthen dam designed to retain water in one of the lakes in Boiling Spring Lakes. The dam was breeched approximately nine years ago and the Partnership has spent over $113,000 in repairs. During 2003 and 2004, the Partnership and the City of Boiling Spring Lakes were in discussions for the city to take title to the dam. A change in the city administration in 2005, however, requires that the new city manager review the matter before any transfer of title occurs. As a result, the Partnership believes that the transfer of title to the dam will still take place but that it might not occur during 2006. Unless and until a transfer of title occurs, the Partnership will have to bear the cost of any future repairs to the dam, which costs could be substantial and recurring.

•
Building and Maintaining Roads. The Partnership is responsible for maintaining certain roads, most of which are unpaved, and certain road rights-of-way within the City of Boiling Spring Lakes. The Partnership may complete some or all of the roads, but there is no contractual obligation to do so. The Partnership has not set aside any money or entered into any bond, escrow, or trust agreement to assure completion of the roads. It may be difficult or impossible for the Partnership to sell lots located on uncompleted roads. The City of Boiling Spring Lakes will not assume any road that is not paved with asphalt, and the City need not assume any paved road. Accordingly, unless and until the Partnership completes a road and has it paved with asphalt, and the road has been assumed by the City, the Partnership will be responsible for maintaining such road and the right-of-way. Since 2001, the Partnership has spent a total of approximately $66,000 for rocking and paving roads. The failure by the Partnership to provide proper maintenance of the roads and rights-of-way which have not been assumed by the City may subject the Partnership to substantially greater risk of litigation from persons adversely affected by such failure. If such litigation were to be initiated, the Partnership believes that it would prevail but that the cost of defending the case could be material, and should the Partnership not prevail, the cost of building any such road could be material.

THE OFFERORS DO NOT SUGGEST THAT THE OFFER PRICE OF $1.50 PER UNIT REPRESENTS A FAIR PURCHASE PRICE BASED ON WHAT EACH UNIT HOLDER MIGHT OTHERWISE RECEIVE UPON A SALE OF THE UNITS TO ANOTHER PARTY IN A SUBSEQUENT TENDER OFFER OR OTHERWISE OR IN DISTRIBUTIONS DURING THE LIFE OF THE PARTNERSHIP OR UPON ITS LIQUIDATION. THE AMOUNT THAT EACH UNIT HOLDER MIGHT ACTUALLY RECEIVE IN SUCH CIRCUMSTANCES COULD BE HIGHER OR LOWER THAN $1.50 PER UNIT.

Additional Factors to Consider. In addition to the foregoing, you are encouraged to consider the following factors when determining whether to tender your Units under the Offer:

•	Cash Consideration: The Offerors will provide consideration to Unit holders for Units purchased under the Offer entirely in cash.

•
Certainty of Value: The Purchase Price of $1.50 per Unit provides the Partnership’s Unit holders with certainty of value and eliminates their exposure to fluctuations in such limited over-the-counter market prices of Units as may exist. In addition, the Offer shifts the risk of future financial performance from the Unit holders to the Offeror for any Unit holders whose Units are tendered and purchased in the Offer.

•	Conditions to the Offer: There is a risk that conditions to the Offer may not be satisfied and, therefore that the Units may not be purchased pursuant to the Offer.

•	Limited Execution Risk: The Offer has very limited execution risk, as it will be fully funded by the Offerors without any third party financing contingency.

•
No Continuation as Investors: Unit holders who tender all of their Units in the Offer will not continue as investors in the Partnership and benefit from its potential growth prospects and possible future distributions.

•	Taxable to Unit Holders: The tender of the Units and receipt of the $1.50 net per Unit in cash by Unit holders in the Offer is generally taxable to Unit holders.

•
Tax Reporting: The Partnership will continue to send to each registered holder of Units annual tax statements setting forth such Unit holder’s pro rata share of Partnership income and loss. Such tax information can only be determined after the Partnership’s federal and state income tax returns have been prepared, which is typically after April 15 of each year. As a result, each Unit holder all of whose Units are not tendered and purchased in the Offer will be required to obtain an extension for filing his/her federal and state income tax returns or file amended returns to properly reflect his/her investment in the Partnership.

Alternatives to the Offer. Various alternatives to the Offer were considered. As discussed below, each of the alternatives to the Offer were ultimately rejected. The alternatives were:

•
Self-tender offer. An offer by the Partnership to purchase Units in a self-tender offer was considered but was ultimately rejected as not representing a prudent use of the Partnership’s cash in view of the various factors summarized above, especially the potential obligations of the Partnership for water and sewer service, which may require substantial expenditures by the Partnership or which may adversely affect the Partnership’s on-going business.

•
Purchase of Units in the open market. The purchase of Units in the open market by the Partnership or the Offerors was considered but was ultimately rejected due to the lack of a liquid market for Units that would have made it unlikely that it would be possible to purchase any significant number of Units, the fact that selling Unit holders would likely have to incur high transaction costs relative to the sale price they would receive in an open market transaction, and the likelihood that not all Unit holders would become aware of the opportunity to sell their Units in the open market. In addition, in the case of purchases by the Partnership, it would not represent a prudent use of the Partnership’s cash in view of the various factors summarized above, especially the potential obligations of the Partnership for water and sewer service, which may require substantial expenditures by the Partnership or which may adversely affect the Partnership’s on-going business. In addition, it was considered unlikely that a significant amount of such purchases could have been completed prior to the expiration of the MacKenzie Offer.

•
Cash distribution. A cash distribution to partners was considered but was ultimately rejected as not representing a prudent use of the Partnership’s cash in view of the various factors summarized above, especially the potential obligations of the Partnership for water and sewer service, which may require substantial expenditures by the Partnership or which may adversely affect the Partnership’s on-going business.

•
Selling the Partnership or substantially all of its assets. A sale of the Partnership or substantially all of its assets, other than as described above under “-- Determination of Purchase Price - Potential Sale of a Portion of the Partnership’s Real Estate Assets” was considered but was ultimately rejected due to the length of time involved to complete such a transaction, particularly in light of the imminent expiration of the MacKenzie Offer, the uncertainty that such a sale could be completed even if favorable terms of a sale could be negotiated, the fact that the Partnership has not received any offers or inquiries regarding the sale of the Partnership or substantially all of its assets, and the expense associated with engaging an investment banker to explore potential buyers for the Partnership or substantially all of its assets in relation to the probable range of sale prices that the Partnership might be able to get.

•
Maintaining the status quo. Taking no action during or after the expiration of the MacKenzie Offer was considered but was ultimately rejected due to the Offerors’ belief that the purchase price of $0.50 per Unit in the MacKenzie Offer undervalues the Units significantly. Maintaining the status quo would not have provided Unit holders with an alternative means of achieving liquidity for any or all of their Units at a price higher than the purchase price in the Mackenzie Offer.

No Approval of Security Holders Required; No Appraisal Rights. No vote of Unit holders is required for the Offer to be completed. Unit holders may elect to tender all or any portion of their Units under the Offer, in their sole discretion. Units not tendered will remain outstanding after the Offer. Unit holders do not have any appraisal rights.

SECTION 8. SOURCE AND AMOUNT OF FUNDS.

Assuming that RTAC purchases in this Offer all 1,764,302 Units (including unexchanged Shares) held by non-affiliates at the Purchase Price of $1.50 per Unit, approximately $2,646,453 will be required to purchase such Units. RTAC currently holds liquid assets in the amount of the funds necessary to purchase Units tendered in this Offer, as well as to pay related fees and expenses. The balance sheet of RTAC as of June 9, 2006 is set forth in the table below. This Offer is not conditioned upon the receipt of financing. See Section 6.

REEVES TELECOM ACQUISITION CORP.
BALANCE SHEET AT JUNE 9, 2006

ASSETS		LIABILITIES AND STOCKHOLDER’S EQUITY
Cash	$2,782,450
Receivables	2,575	Liabilities	$-0-
Marketable securities	20,755	Stockholder’s equity	2,805,780
Total assets	$2,805,780	Total liabilities and stockholder’s equity	$2,805,780

The Offerors presently intend that RTAC will retain all securities acquired in this Offer or may distribute them to John S. Grace, who presently intends to retain all securities acquired in this Offer if they are distributed to him.

SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

The Partnership’s principal executive office is located at 55 Brookville Road, Glen Head, NY 11545, telephone: (516) 686-2201. The Partnership is a South Carolina limited partnership that is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina. A detailed discussion of the Partnership’s business is contained in its Annual Report on Form 10-K for the year ended December 31, 2005, in its Quarterly Report for the quarter ended March 31, 2006, in its Current Reports on Form 8-K, and in the Partnership’s other filings made with the SEC pursuant to the Exchange act, all of which are incorporated by reference into this Amended Offer to Purchase. See “Where You Can Find More Information.”

Summary Financial Information. The selected financial data set forth in the tables below has been derived from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the period ended March 31, 2006. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the more detailed information set forth in such reports.

REEVES TELECOM LIMITED PARTNESHIP
SUMMARY BALANCE SHEETS
(Amounts in 000’s)

	At December 31,		At March 31,
	2004	2005	2006
ASSETS
Cash, prepaid expenses, other current assets	$1,506	$3,512	$3,793
Properties held for sale, and property and equipment, net	521	402	391
Note receivable	142	138	137
Total assets	$2,169	$4,052	$4,321

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued liabilities	$190	$352	$133
Deposit on contract	--	--	--
Long-term debt	--	--	--
Total liabilities	190	352	133
Partners’ capital	1,979	3,700	4,188
Total liabilities and partners’ capital	$2,169	$4,052	$4,321

REEVES TELECOM LIMITED PARTNERSHIP
SUMMARY INCOME STATEMENTS
(Amounts in 000’s Except per Unit)

	Fiscal Year Ended December 31,		3 Months Ended March 31,
	2004	2005	2005	2006

Revenues
Property sales	$1,174	$2,488	$647	$578
Sale of golf club
Previously deferred revenue	--	--	--	--
Previously deferred interest income	--	--	--	--
Interest income on note receivable	--	--	--	--
Other interest income and fin. charges	21	75	9	23
Other revenue	--	4	2	6
Total revenue	1,195	2,567	658	607
Operating expenses
Direct cost of property sold	41	163	10	10
Selling, general and admin. expense	483	675	96	108
Depreciation	3	3	2	1
Interest expense	--	--	--	--
Total operating expenses	527	841	108	119
Operating income (loss)	668	1,726	550	488
Rental income, net	1	(6)	1	--
Income (loss) from continuing operations	669	1,720	551	488
Loss from discontinued operations	--	--	--	--
Net income (loss)	$669	$1,720	$551	$488

Weighted average Units outstanding	1,812	1,812	1,812	1,812

Per Unit data
Net income (loss)	$0.37	$0.95	$0.30	$0.27
Distributions	--	--	--	--

The following discussion concerning the sale of residential land is contained within Part I, Item 1, “Business - Description of Business,” of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005:

Management believes that the Partnership’s sales performance in 2004 and 2005 was the result of convergent factors which are unlikely to be replicated in 2006. While the local real estate market remained strong early into 2006, Management believes that demand for buildable lots and market prices for such lots in Boiling Spring Lakes will likely abate in the second or third quarter of 2006 as interest rates continue to increase gradually, and that, as a result, the number of individual lots sold and revenues from the sale of such lots in 2006 will likely fall short of 2005’s levels.

Where You Can Find More Information. The Partnership is subject to the information requirements of the Exchange Act, and, in accordance therewith, files annual, quarterly and special reports and other information relating to its business, financial condition and other matters with the SEC. The Partnership is required to disclose in these periodic reports certain information, as of particular dates, concerning the Partnership directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of the Partnership and any material interest of such persons in transactions with the Partnership. Pursuant to Rule 14d-3 under the Exchange Act, the Offerors have filed with the SEC a Tender Offer Statement on Schedule TO which includes additional information with respect to the Offer.

The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose information to you by referring you to another document separately filed with or furnished to the SEC. These documents contain important information about the Partnership and are as follows:

SEC Filings (File No. 110-9305)	Period Covered or Date Filed/Furnished
Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006
Current Report on Form 8-K	January 9, 2006; May 26, 2006; June 12, 2006; June 15, 2006; June 26, 2006.

This material and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the SEC’s prescribed charges, by writing to the Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains periodic reports and information statements and other information regarding registrants such as the Partnership that file electronically with the SEC.

SECTION 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFERORS; PAST CONTACTS, TRANSACTIONS AND AGREEMENTS WITH THE PARTNERSHIP.

RTAC’s principal executive office is located at, and Mr. Grace’s business address is, 55 Brookville Road, Glen Head, NY 11545, telephone: (516) 686-2211.

The officers of RTAC are as follows:

John S. Grace. Mr. Grace is the sole shareholder and president of RTAC. For more than the last five years, he has been a private investor and President of Sheffield Investments, Inc., a company principally engaged in investments.

Peter Metz, CPA. Mr. Metz is Secretary of RTAC. For more than the last five years, he has served as Senior Vice President and Chief Financial Officer for several Grace family concerns, for which he is responsible for overall monitoring of the financial, legal, and tax affairs.

Both Mr. Grace and Mr. Metz are citizens of the United States. Neither Mr. Grace nor Mr. Metz has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has either person been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

None of the Offers or their affiliates had any transaction in Units of the Partnership in the past 60 days.

As of June 30, 2006, the Offerors and their affiliates beneficially owned 47,260 Units of the Partnership, representing approximately 2.6% of the outstanding Units on such date, as follows:

Unit Holder	Units Owned	% of Total Units Outstanding*
John S. Grace	22,160	1.2%
Grace Property Management, Inc.	25,100	1.4%
Total	47,260	2.6%

* Based upon 1,174,533 Units issued and outstanding and 67,029 Shares which have not been exchanged for Units.

Contacts, Transactions and Agreements. The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., all of the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the Offerors may be deemed to be affiliates of the Partnership and its general partner.

The Partnership’s general partner, and thereby an affiliate of the Offerors, charges the Partnership general partner fees. An affiliate of the general partner, and thereby an affiliate of the Offerors, charges the Partnership for office space used by officers of the general partner. Officers of the general partner charge the Partnership for their out-of-pocket expenses incurred when traveling on Partnership business. The amounts charged the Partnership during the years ended December 31, 2004 and 2005, and the three months ended March 31, 2006, are set forth in the table below.

	Year Ended December 31,		3 Months Ended March 31,
	2004	2005	2006
General partner’s fee	$80,000	$150,000	$40,000
Rent for office space	15,000	18,000	4,750
Reimbursement for travel expenses	2,752	-0-	-0-
Total charges	$97,752	$168,000	$44,750

An affiliate of the Partnership’s general partner, and thereby an affiliate of the Offerors, is paid consulting fees in connection with the sale by the Partnership in 2001 of the assets of the golf course and country club. Such consulting fees are equal to 2½% of the gross purchase price paid in cash at the March 2001 closing and thereafter 2½% of the principal payments received by the Partnership on the promissory note issued as part of the consideration for the sale. All of such consulting fees have been fully accrued on the Partnership’s financial statements and are paid as and when principal on the promissory note is received by the Partnership. Assuming that all future payments of principal are received in a timely manner, the Partnership will pay additional consulting fees to such affiliate of the general partner of $113 in 2006, $124 in 2007, and $3,221 in 2008. Given the relatively minor amounts of each monthly payment prior to maturity, the Partnership will pay consulting fees to the affiliate of the general partner semi-annually in arrears. Interest for late payments in respect of such quarterly payments of consulting fees has been waived.

Except for the preceding items, there were no transactions between the Partnership’s general partner or its affiliates (including management of the general partner and their immediate families) and the Partnership for the time periods specified. There were no other related party transactions and there existed no indebtedness to the Partnership from its general partner or its affiliates (including management of the general partner and their immediate families).

SECTION 11. LEGAL MATTERS; REGULATORY APPROVALS.

The Offerors are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Units by RTAC as contemplated by this Offer. Should any approval or other action be required, the Offerors presently contemplate that they will seek that approval or other action. The Offerors are unable to predict whether they will be required to delay the acceptance for payment of or payment for Units tendered under this Offer pending the outcome of any such matter. The obligations of RTAC under this Offer to accept for payment and pay for Units is subject to conditions. See Section 6.

SECTION 12. U.S. FEDERAL INCOME TAX CONSEQUENCES.

General. The following summary describes the material United States federal income tax consequences of this Offer to Unit holders whose Units are properly tendered and accepted for payment in this Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only Units that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to Unit holders in light of their particular circumstances or to certain types of Unit holders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, S corporations, expatriates of the United States, persons who are subject to alternative minimum tax, persons that have a “functional currency” other than the United States dollar, persons who hold Units as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes. This summary also does not address the state, local or foreign tax consequences of participating in this Offer or any United States tax other than federal income tax. You should consult your tax advisor as to the particular tax consequences to you of participation in this Offer.

In addition, except as otherwise specifically noted, this summary applies only to holders of Units that are “United States holders.” For purposes of this discussion, a “United States holder” means a holder of Units that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•
a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

If a Unit holder is a partnership (including any entity treated as a partnership for United States federal income tax purposes), the tax treatment of a partner in the partnership will generally depend upon the status of the partners and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of participating in the Offer.

  UNIT HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE OFFER.

The following discussion is based on the assumption that the Partnership is treated as a Partnership for federal income tax purposes and is not a “publicly traded partnership” as defined in the Code. If the Partnership is classified as a “publicly traded partnership,” it is generally taxed as a corporation for United States federal income tax purposes. A partnership is considered a “publicly traded partnership” under the Code if its partnership interests are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. The Units are not considered publicly traded at this time under the definition described above.

Characterization of the Purchase. A Unit holder subject to taxation under United States federal income tax law will recognize gain or loss on the sale of Units to the Offeror measured by the difference between (i) the amount realized by the Unit holder on transfer of the Units and (ii) the Unit holder’s adjusted basis in such Units. The amount realized by the Unit holder will include the Unit holder’s reduction in his share of Partnership liabilities as determined under Section 752 of the Code, and the Treasury regulations thereunder. A Unit holder’s adjusted basis of his Units will depend on his particular circumstances.

A Unit holder may recognize capital gain or loss on the sale of his Units. This gain or loss will be long-term capital gain or loss if the holder’s holding period for the Units that were sold exceeds one year as of the date of purchase by the Offeror under this Offer. Specific limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of Units (Units acquired at the same cost in a single transaction) that is purchased by the Offeror from a United States holder under this Offer.

If any portion of the amount realized by a Unit holder is attributable to the Unit holder’s share of the Partnership’s assets described under Section 751 of the Code, the portion of the gain or loss attributable to such assets under Section 751of the Code, will be treated as ordinary gain or loss.

A Unit holder will be allocated the Unit holder’s pro rata share of the Partnership’s annual income and loss for the year of sale with respect to the Units sold for the period through the date of sale. Such allocations and any Partnership distributions to a Unit holder through the date of the sale of the Unit holder’s Units would affect a Unit holder’s adjusted basis in his Units, and the amount of any gain or loss recognized by the Unit holder on the sale of the Units.

Under Section 708 of the Code, if 50% or more of the total interest in partnership capital and profits are sold or exchanged within a twelve month period, the partnership is terminated for United Stated federal income tax purposes. As a result of this Offer, it is possible that the Partnership could terminate for United States federal income tax purposes. A tax termination will result in the closing of the taxable year to all Unit holders. If a corporate or other non-individual Unit holder has a non-calendar year tax year, such Unit holder may recognize more than one year of Partnership tax items on one tax return.

Each Unit holder should consult with his tax advisor as to the Unit holder’s adjusted basis in the Unit holder’s Units and the resulting tax consequences of a sale of his Units.

Foreign Unit Holders. If a foreign Unit holder (i.e., a Unit holder other than a United States holder) is treated as having sold its units to the Offeror, it will be subject to United States federal income tax on any gain realized on the purchase of units by the Partnership in the Offer if (i) the gain is effectively connected with the conduct by such foreign Unit holder of a trade or business in the United States; or (ii) the foreign Unit holder is an individual and is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or (iii) the Partnership is or has been a U.S. real property holding corporation (a “USRPHC”) for United States federal income tax purposes. If a foreign Unit holder is subject to U.S. income tax under the foregoing circumstances, it will also be subject to withholding (in addition to any backup withholding to which it may be subject).

Unit Holders Who Do Not Accept this Offer. Unit holders whose Units are not purchased by RTAC under this Offer should not incur any United States federal income tax liability as a result of the completion of this Offer.

Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.

SECTION 13. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT; SUBSEQUENT OFFERING PERIOD.

The Offerors expressly reserve the right, in their sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Offerors to have occurred, to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and payment for, any Units by giving oral or written notice of the extension to the Partnership and making a public announcement of the extension. The Offerors also expressly reserve the right, in their sole discretion, to terminate this Offer and not accept for payment or pay for any Units not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Units upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Partnership and making a public announcement of termination or postponement. RTAC’s reservation of the right to delay payment for Units that it has accepted for payment is limited by Rule 14e-1(c) promulgated under the Exchange Act, which requires that RTAC must pay the consideration offered or return the Units tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Offerors further reserve the right, in their sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be reasonably deemed by the Offerors to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in this Offer to holders of Units or by decreasing the number of Units being sought in this Offer.

Amendments to this Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made with respect to this Offer will be disseminated promptly to Unit holders in a manner reasonably designed to inform Unit holders of the change. Without limiting the manner in which the Offerors may choose to make a public announcement, except as required by applicable law, the Offerors shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

If the Offerors increase or decrease the price to be paid for Units or decrease the number of Units being sought in this Offer, this Offer will be remain open for at least ten business days from the date that the notice of such increase or decrease is first published or sent or given to Unit holders in the manner specified above.

The Offerors may, immediately subsequent to the expiration of the Offer, including any extensions, commence a subsequent offering period of three to 20 business days. If the Offerors determine to commence a subsequent offering period, they will announce the results of the Offer, including the approximate number and percentage of Units deposited to date, no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the expiration date. All Units validly tendered and not withdrawn prior to the expiration date of the Offer will be immediately accepted and RTAC will promptly pay for all such Units. During the subsequent offering period, RTAC will immediately accept all Units validly tendered and promptly pay the Purchase Price; there will be no withdrawal rights during the subsequent offering period. However, there can be no assurance that the Offerors will commence a subsequent offering period.

SECTION 14. FEES AND EXPENSES.

No person will be directly or indirectly employed, retained, or compensated to make solicitations or recommendations in connection with this Offer. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Offerors for purposes of this Offer. RTAC will pay or cause to be paid all stock transfer taxes, if any, on the purchase of Units, except as otherwise provided in this document and the Instructions in the Letter of Transmittal.

The Partnership will bear no costs or expenses relating to this Offer except as follows:

Legal (relating to the review of press releases and SEC filings by the the Partnership in response to this Offer (estimated)	$3,000
Administrative fees relating to filing of press releases and SEC filings on EDGAR by the Partnership (estimated)	3,000
TOTAL ESTIMATED COSTS AND EXPENSES	$6,000,

SECTION 15. MISCELLANEOUS.

The Offerors are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law. If the Offerors become aware of any jurisdiction where the making of this Offer or the acceptance of Units pursuant thereto is not in compliance with applicable law, the Offerors will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Offerors cannot comply with the applicable law, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Units in that jurisdiction.

Pursuant to Rule 14d-3 under the Exchange Act, the Offerors have filed with the SEC a Tender Offer Statement on Schedule TO which contains additional information with respect to this Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Partnership.

The Offerors have not authorized any person to make any recommendation on behalf of the Offerors as to whether Unit holders should tender or refrain from tendering Units in this Offer. The Offerors have not authorized any person to give any information or to make any representation in connection with this Offer other than those contained in this Amended Offer to Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by the Offerors.

____________________

The Letter of Transmittal and Unit certificates and any other required documents should be sent or delivered by each Unit holder to the Depositary at the address set forth below:

By Mail: Mellon Investor Services LLC Attn: Reorganization Department P.O. Box 3448 South Hackensack, NJ 07606	By Overnight Courier: Mellon Investor Services LLC Attn: Reorganization Department 480 Washington Boulevard Mail Drop - Reorg Jersey City, NJ 07310	By Hand: Mellon Investor Services LLC Attn: Reorganization Department 120 Broadway, 13th Floor New York, NY 10271

August __, 2006